Seward & Kissel LLP
                              1200 G Street, N.W.
                             Washington, D.C. 20005
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com

                                                September 15, 2010

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

            Re: AllianceBernstein Variable Products Series Fund, Inc. Preliminary Proxy Statement
                  File Nos. 033-18647 and 811-05398

Dear Mr. Kosoff:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the Preliminary Proxy Statement of AllianceBernstein Variable Products Series Fund, Inc. (the "Fund"), as provided orally to Kathleen Clarke of this office on September 3, 2010. The Staff's comments and our responses are discussed below.

Comment 1:  Commodities Policy: The Staff believes that the proposed commodities policy is not definite enough and does not describe the policy except by reference to the Prospectus and Statement of Additional Information ("SAI"). The Staff suggested that the policy could, for example, be changed to state that the Portfolios may invest in commodities and that the discussion could reference the policies in the Prospectus and SAI.

Response:   We have revised the disclosure in response to this comment.

Comment 2:  Proxy Solicitor Disclosure (Page 23). This disclosure needs to include a brief description of the services provided by the proxy solicitor (see Item 4(a)(3) of Schedule 14A).

Response:   We have revised the disclosure in response to this comment.

Comment 3:  Costs of Solicitation. Disclosure of the persons by whom the costs of solicitation will be borne needs to be added (see Item 4(a)(4) of Schedule 14A ..

Response:   We have revised the disclosure in response to this comment.

                                     * * *

      We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                        Sincerely,


                                        /s/ Young Seo
                                        -------------
                                            Young Seo

cc:   Nancy Hay, Esq.
      Kathleen K. Clarke, Esq.

SK 00250 0451 1129223